Media Release

Pacific Internet Announces Change of Shareholder and Appointment of New Directors

SINGAPORE, February 24, 2006 -— Pacific Internet Limited or PacNet (Nasdaq: PCNTF), the largest telco-independent Internet Communications Service Provider in Asia Pacific by geographic reach, today announced that Vantage Corporation Limited (“Vantage) has completed its acquisition of Kingsville Capital Limited’s (“Kingsville”) entire equity interest in Pacific Internet. On September 29, Vantage had announced that it entered into a sale and purchase agreement with Kingsville to purchase 3.83 million ordinary shares or approximately 28.6% of Pacific Internet’s total outstanding shares at an aggregate price of US$30.5 million.

As a result of the transaction, Kingsville’s representatives on the Pacific Internet board of directors, namely Mr. Tan Bien Kiat who is also the present Chairman, and Mr. Chew Hai Chwee, will both relinquish their directorships. Concurrently, the board has appointed Mr. James Tan, Chief Executive Officer of Vantage, and Ms. Zhang Yun, Chief Investment Officer of Vantage, as directors.

’’On behalf of the board and management, I would like to thank Bien Kiat and Hai Chwee for their contributions in the past seven months. I would also like to welcome our new directors. We look forward to their contributions in their capacity as directors on the Pacific Internet board. The mandate of the Pacific Internet management to steer the company to stronger growth remains unchanged,” said Mr. Phey Teck Moh, President and CEO, Pacific Internet.

Pacific Internet does not anticipate any change to its business strategy, operations and management team as a result of this transaction.

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Editors’ Notes

About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The Company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of data, voice and video services to both corporate business and consumer customers. For more information, visit www.pacnet.com.

Investor/Analyst Contact
Manisha Singh
Investor Relations
Pacific Internet Limited
Mobile: (65) 9362 9044
investor@pacific.net.sg

US Media/Analyst Contact
Alan Katz
Cubitt Jacobs & Prosek
Office: (212) 279 3115 (ext 211)
alan@cjpcom.com

Media Contacts
Mervin Wang / Adeline Tan
Pacific Internet Limited
Mobile: (65) 9798 6077 / (65) 9745 6345 /
mervin.wang@pacific.net.sg / tan.adeline@pacific.net.sg

Cautionary Statement
Statements made in this press release with respect to Pacific Internet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.